UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2026

Melissa N. Schaeffer
Executive Vice President and Chief Financial Officer
Air Products & Chemicals, Inc.
1940 Air Products Boulevard
Allentown, Pennsylvania 18106-5500

**Re: Air Products & Chemicals, Inc.
Form 10-K for Fiscal Year Ended September 30, 2025
Filed November 20, 2025
File No. 001-04534**

Dear Melissa N. Schaeffer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services